

December 9, 2014

Via E-mail
Mario Faraone
President
Virtual Sourcing, Inc.
1200 G St. NW, Suite 800
Washington, DC 21046

> **Re: Virtual Sourcing, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed November 26, 2014**
> **File No. 333-194254**

Dear Mr. Faraone:

        We have reviewed the amendment to your registration statement and have the following comments.

General

1.   We note your response to comment one in our letter dated November 7, 2014. Please file your lease agreement as an exhibit. See Item 601(10)(ii)(D) of Regulation S-K.

2.   Please disclose your supplemental response to comment two in our letter dated November 7, 2014 *within* your registration statement.

3.   We note that you have not yet issued to EYII 5 million shares of common stock as payment for the exclusive marketing rights. Please tell us what, if any, impact not issuing shares may have on your ability to carry out your business plan. For instance, could the marketing right be assigned to another company because you have not paid consideration? Will this affect the current contracts forwarded to you? Consider appropriate risk factor disclosure.

4.   Please confirm our understanding that you are the only company permitted to market and distribute Kruud Kleen™. It appears that other another company may also be engaged in selling this product.

The Offering, page 5

5.   Please disclose why the number of shares outstanding before the offering has increased from 126,601,395 to 175,684,724 in your latest amendment. If you have made additionally sales of unregistered securities, please disclose them under Item 15.

Products, page 30

6.   We note your revised disclosure in response to comment six in our letter dated
        November 7, 2014. Given that you have not disclosed any specific steps that you have
        taken in pursuing your recycled fiberglass business, please explain why you will be able
        to begin manufacturing by the end of the first quarter of 2015.

Exhibits

7.   Please file your agreement with IBC Funds, LLC and promissory note with RLS Premier
        Financial, LLC as exhibits. Additionally, please discuss the impact these notes will have
        on your liquidity in your Management's Discussion and Analysis section.

        You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or Kevin Stertzel, Staff
Accountant, at 202-551-3723 if you have questions regarding comments on the financial
statements and related matters. Please contact David Korvin, Staff Attorney, at 202-551-3236 or
Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

                                        Sincerely,

                                        /s/ Craig Slivka, for

                                        Pamela Long
                                        Assistant Director

cc: Via E-mail
        Kenneth Bart
        Bart and Associates LLC